111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

January 14, 2016

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C.  20549

RE:	Amplify ETF Trust
File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2015 for the purpose of registering shares of the Amplify Online Retail ETF (f/k/a the Amplify Consumer Discretionary ETF) (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).  On December 9, 2015, you provided via email a comment letter regarding the Registration Statement.  On December 23, 2015, we filed an amendment to the Registration Statement, which addressed your comments and included certain other changes.  On January 8, 2016, you provided via telephone further comments regarding the Registration Statement.  For convenience, we reproduce such comments below (in bold) and address each accordingly.

General

Declaration of Trust

1.	Section 4.3 (Rights of Shareholders under Contract) - Please tell us how this provision is consistent with the Northstar Financial Advisors v. Schwab decision.

Response:  In Northstar Fin. Advisors v. Schwab Invs., 779 F.3d 1036 (9th Cir. 2015) (“Northstar”), lead plaintiff alleged that it, as a shareholder, was entitled to make a claim under the advisory agreement between the trust and the investment adviser.   The advisory agreement, by its express terms, was governed by California law, and the Ninth Circuit applied California law to its analysis of this issue.  The Ninth Circuit did not find that shareholders were entitled to a claim under the contract as a matter of federal law but under California state law.

The Registrant believes that the determination of third party beneficiaries under a contract is a matter of state law.  Massachusetts counsel has advised Registrant that courts in Massachusetts have consistently held that “[u]nder Massachusetts law, a contract does not confer third-party beneficiary status unless ‘language and circumstances of the contract’ show that the parties to the contract ‘clear[ly] and definite[ly]’ intended the beneficiary to benefit from the promised performance.”  Cumis Insurance Society, Inc. v. BJs Wholesale Club Inc., 455 Mass. 458 (2009) (alterations in original) (quoting Anderson v. Fox Hill Village Homeowners Corp., 424 Mass. 365 , 366-367 (1997)); see also Doherty v. Admiral’s Flagship Condominium Trust, 80 Mass. App. Ct. 104, 111 (2011) (quoting same).  In Haggins v. Verizon New Eng., Inc., the United States Court of Appeals for the First Circuit held that “[u]nder Massachusetts law, third-party beneficiaries may only enforce contracts when they are ‘intended beneficiaries’ of the contract. It must appear from ‘the language and circumstances of the contract’ that the parties to the contract ‘clear[ly] and definite[ly]’ intended the beneficiaries to benefit from the promised performance.”  648 F.3d 50, 57 (1st Cir. 2011) (alterations in original) (quoting Miller v. Mooney, 725 N.E.2d 545, 549-50 (Mass. 2000)); see also Palmer/Kane LLC v. Houghton Mifflin Harcourt Publishing Company, No. 13-11030-GAO, 2014 WL 183774, at *2 (Jan. 16, 2014) (Slip. Op.) (quoting same).  For this reason, we do not believe that the Northstar holding is inconsistent with the language in the Registrant’s Declaration of Trust, which merely expresses the intention of the Trustees of the Trust with respect to contracts entered into by the Trust.

2.
Section 9.8(g) (Direct Actions by Shareholders) - Please explain how this provision would allow for a direct action by shareholders.  It appears that the provision, as written, would bar a class action suit that is not derivative.

Response:  Section 9.8(g) of the Declaration requires generally that matters that could be brought derivatively, i.e. where the Trust itself would have a claim, may not be brought directly.  The Registrant believes that permitting direct claims that are in fact derivative is not in the best interests of the Trust.  Such an action would allow plaintiffs to sidestep requirements that they make an initial demand on the trustees, as required under Massachusetts law for derivative claims, prior to filing a lawsuit, and removes the discretion of trustees to investigate the allegations and decide whether bringing claims is in the best interest of the trust and its shareholders.  Massachusetts counsel has advised the Registrant that this position is consistent with Massachusetts law.

In particular, the direct/derivative distinction under Massachusetts law focuses primarily on the nature of the alleged injury; claims alleging injury to all of a corporation’s shareholders have traditionally been required to be brought derivatively; stated otherwise, Massachusetts law requires that alleged direct injury must be independent of any alleged injury to the corporation.  Massachusetts law has long categorized claims alleging diminution in value of one’s shares as derivative.  See, e.g., Hirshberg v. Appel, 266 Mass. 98, 100 (1929) (“The injury to the investment and to the good name of the shareholder is incidental to the injury to the corporation, and does not constitute a cause of action which will support a suit by him.”).  Nor have courts in Massachusetts taken a different approach with respect to mutual funds.  See, e.g., Forsythe v. Sun Life Fin., Inc., 417 F. Supp. 2d 100, 112 (D. Mass. 2006) (“The plaintiffs’ argument that [the derivative nature of their claims] is somehow altered by the ‘unique nature’ of mutual funds…is unavailing….[That approach] ignores the fact that the injuries claimed by the plaintiffs here would be suffered only by reason of a precedent wrong to the MFS Funds.” (internal citations omitted)); see also In re Columbia Entities Litig., No. 04-11704-REF, 2005 WL 6776751, at *7 (D. Mass. Nov. 30, 2005) (applying Massachusetts corporate law regarding direct and derivative actions to a suit against a mutual fund organized as a Massachusetts business trust).

Further, the Registrant does not believe that the formulation in its Declaration would foreclose any suit that is correctly a direct action, whether brought by a single shareholder or, when appropriate under applicable procedural rules, as a class action.  For example, if a group of shareholders who had purchased shares on a given date failed to receive dividends due to them as holders of record on that date, that claim for an injury suffered directly by the shareholders could be brought directly by those shareholders, either individually or as a class action (if procedurally appropriate).  Similarly, shareholders buying shares on a date when a fund incorrectly valued its shares would have a direct action, individually or as a class action (if procedurally appropriate), against the fund for any amount paid in excess of the net asset value of the shares purchased.

3.
Section 11.4(d) (Forum Selection) - Please provide additional disclosure in the Statement of Additional Information as it relates to the potential reimbursement obligations of shareholders that do not comply with the forum selection provision.

Response:  The Registration Statement has been amended to include the requested disclosure.

The Registrant notes that nothing in the Declaration of Trust is intended to foreclose any rights that a shareholder may have under federal law.  The Declaration of Trust states this expressly.  See Section 11.4(c) of the Declaration (“No provision of this Declaration shall be effective to require a waiver of compliance with any provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.”).  Thus, for example, an individual shareholder would not be precluded by Section 9.8 from bringing an action otherwise authorized by Section 36(b) of the 1940 Act.  To clarify this point, Registrant will add disclosure to this effect to its SAI.

Prospectus

Principal Risks of Investing in the Fund

4.	The Market Capitalization Risk on references large, mid and small capitalization stocks. Please provide an approximate quantitative range for each of these categories.

Response:  The Registration Statement has been amended to include the following sentence: “Generally, the Fund considers a large capitalization stock to have a market capitalization exceeding $10 billion, a mid capitalization stock to have a market capitalization range of $2 billion to $10 billion, and a small capitalization stock to have a market capitalization range of $300 million to $2 billion.”

5.	For the Online Retail Risk, please provide additional language to address the degree to which online retailers are exposed to cybersecurity risk.

Response:  The Registration Statement has been amended to include the requested disclosure.

Statement of Additional Information

Regular Holidays

20.	Please explain how this section complies with Section 22(e) of the 1940 Act.

Response:  This section complies with the Registrant’s order for exemptive relief (Release No. 31822), which the Commission granted on September 14, 2015.  Additionally, the list of holidays has been adjusted to reflect a timeframe of one year from January 2016.

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If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures